FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2008

HOLMES FINANCING (No 9) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	442,895	39,726,456
Replenishment	20,850	2,130,805
Repurchased	(9,352)	(1,013,552)
Redemptions	(9,509)	(537,861)
Losses	(21)	(56)
Capitalised Interest	0	4,381	( * see below )
Other Movements	0	0
Carried Forward	444,863	40,310,178

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,597,963	138,987,128
Repurchased	(522,565)	(42,358,064)
Redemptions	(744,020)	(62,958,774)
Losses	(1,706)	(4,771)
Capitalised Interest	0	245,445	( * see above )
Other Movements	0	0
Carried Forward	444,863	40,310,178

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated

Prepayment Rates
	Trust Payment Rate (CPR) - Redemptions	Annualised Trust Payment Rate (CPR)
1 Month	1.35%	15.09%
3 Month	6.79%	24.52%
12 Month	28.23%	28.23%

	Trust Payment Rate (CPR) - Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	2.55%	22.91%
3 Month	6.81%	19.77%
12 Month	16.18%	16.18%

	Trust Payment Rate (CPR) - Redemptions and Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	3.91%	38.00%
3 Month	13.60%	44.29%
12 Month	44.41%	44.41%

Asset Profiles
Weighted Average Seasoning	38.43	months
Weighted Average Loan size	£90,612.57
Weighted Average LTV	64.96%	*** (see below)
Weighted Average Indexed LTV	49.92%	using Halifax House Price Index
Weighted Average Indexed LTV	48.93%	using Nationwide House Price Index
Weighted Average Remaining Term	17.65	Years

Product Type Analysis	£000's	%
Variable Rate	10,069,482	24.98%
Fixed Rate	15,475,077	38.39%
Tracker Rate	14,765,618	36.63%
	40,310,178	100.00%

As at 08 February 2008 approximately 16.80% of the loans were flexible loans

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated

Repayment Method Analysis	£000's	%
Endowment	4,147,917	10.29%
Interest Only	12,850,885	31.88%
Repayment	23,311,376	57.83%
	40,310,178	100.00%

As at 08 February 2008 approximately 25.93% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	23,146,104	57.42%
Remortgage	17,164,074	42.58%
	40,310,178	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 January 2008	7.59%
01 August 2007	7.84%
01 June 2007	7.59%
01 February 2007	7.34%

Geographic Analysis
Region	Number	£000's	%
East Anglia	17,121	1,409,642	3.50%
East Midlands	23,619	1,834,927	4.55%
Greater London	75,993	8,983,016	22.28%
North	17,696	1,155,890	2.87%
North West	51,171	3,745,533	9.29%
Scotland	27,667	1,798,993	4.46%
South East	119,439	12,663,459	31.42%
South West	36,204	3,237,788	8.03%
Wales	20,747	1,440,461	3.57%
West Midlands	27,333	2,101,791	5.21%
Yorkshire and Humberside	27,370	1,897,585	4.71%
Unknown	503	41,093	0.10%
Total	444,863	40,310,178	100.00%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	38,016	1,425,409	3.54%	35.77
25.01 - 50.00	122,230	8,111,682	20.12%	38.33
50.01 - 75.00	173,502	18,308,241	45.42%	36.03
75.01 - 80.00	18,984	2,231,253	5.54%	38.26
80.01 - 85.00	24,933	3,190,871	7.92%	35.58
85.01 - 90.00	38,578	4,855,569	12.05%	35.61
90.01 - 95.00	28,620	2,187,153	5.43%	61.70
Total	444,863	40,310,178	100.00%	37.91

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears
Band	Number	Principal	Overdue	%
Current	432,167	39,086,505	(2,405)	97.01%
1.00 - 1.99 months	7,151	696,174	5,848	1.73%
2.00 - 2.99 months	2,449	222,096	3,620	0.55%
3.00 - 3.99 months	1,210	114,781	2,626	0.28%
4.00 - 4.99 months	526	47,830	1,423	0.12%
5.00 - 5.99 months	328	30,378	1,109	0.08%
6.00 -11.99 months	608	60,203	3,172	0.15%
12 months and over	79	7,986	954	0.02%
Properties in Possession	345	24,503	3,375	0.06%
Total	444,863	40,290,456	19,722	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated
Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	29,492,783	10,233,673
Replenishment of Assets	0	2,130,805
Acquisition by Funding	0	0
Distribution of Principal Receipts	(1,488,196)	(63,217)
Allocation of Losses	(38)	(13)
Share of Capitalised Interest	3,254	1,127
Payment Re Capitalised Interest	(3,254)	3,254
Balance Carried Forward	28,004,549	12,305,629

Carried Forward Percentage	69.47265%	30.52735%

Minimum Seller Share	2,490,130	6.18%

Cash Accumulation Ledger
	£000's
Brought Forward	1,441,724
Additional Amounts Accumulated	1,488,234
Payment of Notes	(69,873)
Carried Forward	2,860,085

Target Balance	771,208	payable on 15th March 2008
	2,088,323	payable on 15th April 2008

	2,859,531

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *
Quarter to 15/01/08	0.5119%
Quarter to 15/10/07	0.5859%
Quarter to 16/07/07	0.5050%
Quarter to 16/04/07	0.3784%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/01/08	£498,000,000.00	£0.00	£10,000,000.00
Required Amount as at 15/01/08	£498,000,000.00	£0.00	£10,000,000.00
Percentage of Notes	1.61%	0.00%	0.03%
Percentage of Funding Share	1.78%	0.00%	0.04%

Notes Outstanding
	£000's
AAA Notes Outstanding	29,364,963
AA Notes Outstanding	575,371
A Notes Outstanding	211,875
BBB Notes Outstanding	711,915
Total	30,864,125

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	310	24,546
Repossessed in Period	64	10,549
Sold in Period	(29)	(7,217)
Carried Forward	345	27,878

	Cumulative
	Number	£000's
Repossessed to date	2,042	301,577
Sold to date	(1,697)	(273,699)
Carried Forward	345	27,878

Repossession Sales Information
Average time Possession to Sale	103	Days
Average arrears at time of Sale	£6,110

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th January 2007, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £30 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com
Or, visit our website at www.holmesreporting.com

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	6.29313%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	6.29313%	1.75%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	6.29313%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	6.29313%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	6.29313%	1.55%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	4.73200%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	6.29313%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	4.73200%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	4.73200%	0.80%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	4.73200%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	4.73200%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	4.73200%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	6.29313%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.24250%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	6.29313%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	6.29313%	0.90%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.24250%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	4.73200%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	6.29313%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	6.29313%	0.09%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.24250%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.24250%	0.09%
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.24250%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	4.73200%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	4.73200%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	6.29313%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	4.73200%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	6.29313%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	4.73200%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	6.29313%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.24250%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	6.29313%	0.09%
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.24250%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	5.24250%	0.12%
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	5.24250%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	5.24250%	0.39%
Series 3 Class A1	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	5.24250%	0.08%
Series 3 Class A2	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	4.73200%	0.10%
Series 3 Class A3	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	6.29313%	0.10%
Series 3 Class B2	Holmes Master Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	4.73200%	0.15%
Series 3 Class B3	Holmes Master Issuer 2006-1	AA/Aa3/AA	£20,000,000	6.29313%	0.15%
Series 3 Class M2	Holmes Master Issuer 2006-1	A/A2/A	€ 35,500,000	4.73200%	0.22%
Series 3 Class M3	Holmes Master Issuer 2006-1	A/A2/A	£12,000,000	6.29313%	0.22%
Series 3 Class C2	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	4.73200%	0.42%
Series 3 Class C3	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	6.29313%	0.42%
Series 1 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.02750%	-0.02%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated
Series 1 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£600,000,000	6.29313%	0.03%
Series 1 Class B1	Holmes Master Issuer 2007-1	AA/Aa3/AA	$57,200,000	5.24250%	0.09%
Series 1 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 21,400,000	4.73200%	0.09%
Series 1 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$30,300,000	5.24250%	0.28%
Series 1 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 22,700,000	4.73200%	0.28%
Series 1 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£15,550,000	6.29313%	0.28%
Series 2 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.24250%	0.05%
Series 2 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 26,300,000	4.73200%	0.14%
Series 2 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 10,600,000	4.73200%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£10,800,000	6.29313%	0.22%
Series 2 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$9,800,000	5.24250%	0.42%
Series 2 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 21,900,000	4.73200%	0.42%
Series 2 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£5,000,000	6.29313%	0.42%
Series 3 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,600,000,000	5.24250%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	€ 1,500,000,000	4.73200%	0.10%
Series 3 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£800,000,000	6.29313%	0.10%
Series 3 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 46,700,000	4.73200%	0.14%
Series 3 Class B3	Holmes Master Issuer 2007-1	AA/Aa3/AA	£48,000,000	6.29313%	0.14%
Series 3 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 28,000,000	4.73200%	0.22%
Series 3 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£28,800,000	6.29313%	0.22%
Series 3 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 86,900,000	4.73200%	0.42%
Series 3 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£25,500,000	6.29313%	0.42%
Series 4 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,000,000,000	5.24250%	0.10%
Series 1 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,225,000,000	5.24250%	0.03%
Series 1 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,200,000,000	5.24250%	0.04%
Series 1 Class B	Holmes Master Issuer 2007-2	AA/Aa3/AA	$82,000,000	5.24250%	0.07%
Series 1 Class C	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$128,400,000	5.24250%	0.23%
Series 2 Class A	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	CAD 600,000,000	4.61714%	0.08%
Series 2 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$2,750,000,000	5.24250%	0.05%
Series 2 Class B1	Holmes Master Issuer 2007-2	AA/Aa3/AA	$25,000,000	5.24250%	0.12%
Series 2 Class B2	Holmes Master Issuer 2007-2	AA/Aa3/AA	€ 95,000,000	4.73200%	0.13%
Series 2 Class B3	Holmes Master Issuer 2007-2	AA/Aa3/AA	£50,000,000	6.29313%	0.14%
Series 2 Class C1	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$34,000,000	5.24250%	0.41%
Series 2 Class C2	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	€ 106,000,000	4.73200%	0.41%
Series 2 Class C3	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	£45,000,000	6.29313%	0.43%
Series 2 Class M1	Holmes Master Issuer 2007-2	A/A2/A	$10,000,000	5.24250%	0.22%
Series 2 Class M2	Holmes Master Issuer 2007-2	A/A2/A	€ 20,000,000	4.73200%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-2	A/A2/A	£38,000,000	6.29313%	0.24%
Series 3 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,250,000,000	5.24250%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	€ 1,300,000,000	4.73200%	0.09%
Series 3 Class A3	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	£450,000,000	6.29313%	0.09%
Series 4 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$750,000,000	5.24250%	0.10%
Series 1 Class A1	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 3,854,466,000	4.81500%	0.29%
Series 1 Class A2	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 3,114,720,000	4.81200%	0.31%
Series 1 Class A3	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 2,491,776,000	4.81300%	0.32%
Series 1 Class B	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	£124,000,000	6.07637%	1.00%
Series 1 Class M	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	£127,000,000	6.07637%	1.60%
Series 1 Class C	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	£250,000,000	6.07637%	2.25%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated
Retired Class A Notes

Date Retired	Holmes 1	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2	Holmes 2007-3
02Q3	-	-	-	-	-	-	-	-	-	-
02Q4	-	-	-	-	-	-	-	-	-	-
03Q1	-	-	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-	-
03Q3	600	481	-	-	-	-	-	-	-	-
03Q4	-	481	-	-	-	-	-	-	-	-
04Q1	-	-	241	-	-	-	-	-	-	-
04Q2	-	-	241	-	-	-	-	-	-	-
04Q3	-	-	-	-	-	-	-	-	-	-
04Q4	-	-	-	-	-	-	-	-	-	-
05Q1	-	-	-	-	-	-	-	-	-	-
05Q2	-	801	-	1,001	-	-	-	-	-	-
05Q3	650	-	-	-	-	-	-	-	-	-
05Q4	-	-	-	-	-	-	-	-	-	-
06Q1	-	-	803	-	-	-	-	-	-	-
06Q2	-	-	-	-	-	-	-	-	-	-
06Q3	-	-	-	-	-	-	-	-	-	-
06Q4	-	-	-	-	1,018	-	-	-	-	-
07Q1	-	-	161	812	-	-	-	-	-	-
07Q2	-	634	161	-	-	-	-	-	-	-
07Q3	575	-	-	-	-	679	-	-	-	-
07Q4	-	770	-	-	-	-	795	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2	Holmes 2007-3
07Q4	-	-	-	-	-	-	-	-	-	-
08Q1	-	-	-	-	-	-	-	771	-	-
08Q2	-	500	592	221	-	388	-	600	715	-
08Q3	-	-	-	221	1,272	388	-	-	715	-
08Q4	-	-	-	221	-	-	-	-	-	-
09Q1	-	-	-	1,171	-	-	-	-	-	-
09Q2	-	-	-	-	-	342	-	-	-	-
09Q3	-	-	-	-	-	342	397	-	-	-
09Q4	-	-	-	-	-	-	397	-	-	-
10Q1	-	-	-	-	453	-	-	386	-	-
10Q2	-	-	-	-	453	-	-	386	1,664	-
10Q3	250	-	-	-	600	-	-	-	-	-
10Q4	-	-	-	-	-	1,526	1,632	-	-	-
11Q1	-	-	-	-	-	-	-	-	-	-
11Q2	-	-	-	-	-	-	-	2,649	654	-
11Q3	-	-	-	-	-	-	-	-	654	-
11Q4	-	-	-	-	-	-	-	-	654	-
12Q1	-	-	-	-	-	-	-	-	-	918
12Q2	-	-	-	-	-	-	-	-	-	918
12Q3	-	-	-	-	-	-	-	-	377	918
12Q4	-	-	-	-	-	-	-	515	-	-
13Q1	-	-	-	-	-	-	-	-	-	742
13Q2	-	-	-	-	-	-	-	-	-	742
13Q3	-	-	-	-	-	-	-	-	-	742
13Q4	-	-	-	-	-	-	-	-	-	-
14Q1	-	-	-	-	-	-	-	-	-	593
14Q2	-	-	-	-	-	-	-	-	-	593
14Q3	-	-	-	-	-	-	-	-	-	593
14Q4	-	-	-	-	-	-	-	-	-	-
15Q1	-	-	-	-	-	-	-	-	-	-

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2008 to 08 February 2008

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 9) PLC

Dated: 4 March 2008	By / s / Jessica Petrie (Authorised Signatory)